FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Your Ref:

Our Ref: S/5411/89 LTO/sl

7th November, 2003

03037400

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

SUPPL

03 NOV 17 AM 7:21

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.

Ladies and Gentlemen,

Re: Starlight International Holdings Limited
("the Company")
Rule 12g3-2(b) Exemption
File No.82-3594

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

Thank you for your attention.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director

Enc.
c.c. the Company

11/17

Annex A to Letter to the SEC
Dated 7th November, 2003 of
Starlight International Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

DESCRIPTION OF DOCUMENT

1. Title : Notification of movement of securities in Hong Kong

   Date : 31st October, 2003
   Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and

2. Title : All circulars sent to shareholders

   Date : 28th October, 2003

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Starlight International Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank or stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

SHARE CONSOLIDATION
AND
CHANGE IN BOARD LOT SIZE

A notice convening a special general meeting (the "SGM") of Starlight International Holdings Limited (the "Company") to be held at 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong on Thursday, 13th November, 2003 at 11:00 a.m. is set out on page 9 of this circular. Whether or not you propose to attend the meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the Company's Hong Kong branch share registrar, Secretaries Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the SGM or any adjournment thereof. Completion and return of a proxy form will not preclude shareholders from attending and voting at the SGM if they so wish.

28th October, 2003

CONTENTS

EXPECTED TIMETABLE

	2003
Latest time for lodging forms of proxy for the SGM	11:00 a.m. Tuesday, 11th November
SGM	11:00 a.m. Thursday, 13th November
Effective date of the Share Consolidation	9:30 a.m. Friday, 14th November
Existing counter for trading in the Shares in board lots of 10,000 Shares closes	9:30 a.m. Friday, 14th November
Temporary counter for trading in the Consolidated Shares in board lots of 2,500 Consolidated Shares (in the form of existing share certificates) opens	9:30 a.m. Friday, 14th November
First day for free exchange of existing share certificates for new share certificates for the Consolidated Shares	Friday, 14th November
Existing counter for trading in the Consolidated Shares in board lots of 2,500 Consolidated Shares (in the form of new share certificates) reopens	9:30 a.m. Friday, 28th November
Parallel trading in the Consolidated Shares (in the form of new share certificates and existing share certificates) commences	9:30 a.m. Friday, 28th November
First day of availability of odd lot facility	Friday, 28th November
Temporary counter for trading in the Consolidated Shares in board lots of 2,500 Consolidated Shares (in the form of existing share certificates) loses	4:00 p.m. Friday, 19th December
Last day of availability of odd lot facility	Friday, 19th December
Parallel trading in the Consolidated Shares (in the form of new share certificates and existing share certificates) ends	4:00 p.m. Friday, 19th December
Last day for free exchange of existing share certificates for new share certificates for the Consolidated Shares	Tuesday, 30th December

In this circular (other than in the notice of the SGM), the following expressions shall have the following meanings unless the context requires otherwise:

"Board"	board of Directors of the Company
"CCASS"	the Central Clearing and Settlement System, established and operated by HKSCC
"Company"	Starlight International Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"Consolidated Shares"	new shares with nominal value of HK$0.40 each in the capital of the Company after the Share Consolidation becomes effective
"Directors"	directors of the Company
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	24th October, 2003, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information referred to in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Option Holders"	the holders of the Share Options
"SGM"	the special general meeting of the Company to be convened for the purpose of considering the Share Consolidation
"Shares"	the ordinary shares of HK$0.10 each in the capital of the Company
"Shareholders"	the shareholders of the Company
"Share Consolidation"	the proposed share consolidation whereby every 4 Shares will be consolidated into 1 Consolidated Share
"Share Options"	share options granted pursuant to the Share Option Schemes

"Share Option Schemes"	the share option scheme adopted by the Company on 7th April, 1997 which expired on 6th April, 2001 and the new share option scheme adopted by the Company on 12th September, 2002
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Directors:
Lau Sak Hong, Philip *(Chairman)*
Lau Sak Kai, Anthony
Lau Sak Yuk, Andy
Hon Sheung Tin, Peter*
Ho Hau Chong, Norman*

* *independent non-executive director*

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Head Office and Principal Place of Business:
5th Floor
Shing Dao Industrial Building
232 Aberdeen Main Road
Hong Kong

Hong Kong, 28th October, 2003

To the Shareholders,

Dear Sir or Madam,

SHARE CONSOLIDATION AND CHANGE IN BOARD LOT SIZE

INTRODUCTION

The Board announced on 8th October, 2003 that the Board intends to propose the Share Consolidation at the SGM for the approval by the Shareholders.

The purpose of this circular is to (a) give you further information regarding the Share Consolidation and (b) give you notice of the SGM at which the necessary resolution will be proposed to consider and, if thought fit, approve the Share Consolidation.

SHARE CONSOLIDATION

The Board proposes to consolidate the issued and unissued ordinary share capital of the Company by consolidating every four Shares of HK$0.10 par value each in the issued and unissued ordinary share capital of the Company into one Consolidated Share of HK$0.40 par value each.

EFFECTS OF THE SHARE CONSOLIDATION

As at the Latest Practicable Date, the existing authorized ordinary share capital of the Company was HK$500,000,000.00 divided into 5,000,000,000 Shares, of which 3,028,879,930 Shares were in issue and credited as fully paid. Upon the Share Consolidation becoming effective and assuming no further Shares are issued prior to the SGM, the authorised share capital will be HK$500,000,000.00 divided into 1,250,000,000 Consolidated Shares, of which 757,219,982 Consolidated Shares shall be in issue and credited as fully paid. Fractional Consolidated Shares will not be issued to the Shareholders and will be aggregated and sold for the benefit of the Company.

CONDITIONS OF THE SHARE CONSOLIDATION

The Share Consolidation is conditional on the fulfillment of the following conditions:–

(1) the passing by the Shareholders of an ordinary resolution to be proposed at the SGM approving the Share Consolidation; and

(2) the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the Consolidated Shares arising from the consolidation of the Shares in issue and any Consolidated Shares which may be issued pursuant to the exercise of the Share Options or any options to be granted under the Share Option Schemes up to 10% of the issued share capital of the Company as at the date of approval of the new share option scheme adopted by the Company on 12th September, 2002.

Assuming the above conditions are fulfilled, it is expected that the Share Consolidation shall become effective on 14th November, 2003, the business day immediately after the date of the SGM at which the relevant resolution is passed.

REASONS FOR THE SHARE CONSOLIDATION

The Board believes that the Share Consolidation will be beneficial to the Company and the Shareholders as a whole as it will reduce transaction costs for dealing in the shares of the Company and increase the market value per share.

Except for the expenses to be incurred, the proposed Share Consolidation shall have no effect on the financial position of the Company.

CHANGE IN BOARD LOT SIZE AND TRADING ARRANGEMENT

Subject to the Share Consolidation becoming effective, dealings in the Consolidated Shares are expected to commence on 14th November, 2003.

The number of shares of the Company constituting a board lot will be changed from 10,000 Shares to 2,500 Consolidated Shares upon the Share Consolidation becoming effective, which is expected to take place on 14th November, 2003.

In order to alleviate the difficulties arising from the existence of odd lots of the Consolidated Shares, Hing Wong Securities Ltd has been appointed by the Company to provide a matching service to those Shareholders who wish to acquire odd lots of Consolidated Shares to make up a full board lot, or to dispose of their holdings of odd lots of Consolidated Shares. Hing Wong Securities Ltd will provide the service during the period from 28th November, 2003 until 19th December, 2003 both dates inclusive. Holders of the Consolidated Shares in odd lots who wish to take advantage of this may directly or through their brokers contact Ms. Sandy Wong at 19th Floor, Units A and B, United Centre, 95 Queensway, Hong Kong and at the telephone number 25298881 during such period.

Shareholders should note that successful matching of the sale and purchase of odd lots of the Consolidated Shares is not guaranteed.

Trading Arrangements

From 9:30 a.m. on Friday, 14th November, 2003, the original counter for trading in the Shares in board lots of 10,000 Shares will be temporarily closed. A temporary counter will be established for trading in Consolidated Shares in board lots of 2,500 Consolidated Shares. Every four Shares will be deemed to represent one Consolidated Share. Existing share certificates in pink may only be traded at this temporary counter.

With effect from 9:30 a.m. on Friday, 28th November, 2003, the original counter for trading in Shares will be reopened for trading in the Consolidated Shares in board lots of 2,500 Consolidated Shares. New share certificates in purple for the Consolidated Shares may only be traded at this counter.

From Friday, 28th November, 2003 to Friday 19th December, 2003 (both dates inclusive), there will be parallel trading at the above two counters.

The temporary counter for the trading in the Consolidated Shares in board lots of 2,500 Consolidated Shares in the form of existing share certificates will be removed after the close of trading at 4:00 p.m. on Friday, 19th December, 2003. Thereafter, trading will be in Consolidated Shares in board lots of 2,500 Consolidated Shares in the form of new share certificates only and the existing certificates for the Shares will cease to be marketable and will not be acceptable for dealing purposes. However, such certificates will remain effective as documents of title.

If you are in any doubt as to the above arrangements, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional advisor.

ADJUSTMENTS TO THE SHARE OPTIONS

As at the Latest Practicable Date, 48,624,528 Shares are subject to the Share Options. The exercise price of the Share Options and/or the number of shares subject to the Share Options will be adjusted in accordance with the rules of the respective Share Option Schemes. If any Share Option may become or remains exercisable on the effective date of the Share Consolidation, the

Company will request the auditors of the Company to provide a certificate as to the adjustment required to be made in accordance with the rules of the respective Share Option Schemes and Rule 17.03(13) of the Listing Rules once the Share Consolidation becomes effective. Any adjustment shall be made on the basis that the proportion of the issued share capital of the Company to which a grantee of Share Option is entitled shall remain the same before and after such adjustment.

FREE EXCHANGE OF CERTIFICATES FOR THE CONSOLIDATED SHARES

Subject to the Share Consolidation becoming effective, the Shareholders may submit their existing share certificates for the Shares in exchange for new share certificates for the Consolidated Shares free of charge at the office of the Company's Hong Kong branch share registrars , Secretaries Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong during business hours from 14th November, 2003 until 30th December, 2003. Thereafter, certificates for the Shares will be accepted for exchange only on payment of a fee of HK$2.50 or such higher amount as from time to time determined for each new share certificate issued for the Consolidated Shares.

In order to distinguish between the existing and the new share certificates, share certificates for the Consolidated Shares will be purple in colour, which is different from the existing certificates for the Shares, which are pink in colour.

It is expected that new share certificates for the Consolidated Shares will be available for collection on or after the 10th business day from the date of submission of the existing share certificates for the Shares to the Company's Hong Kong branch share registrars at the above address. Unless otherwise instructed, new share certificates for the Consolidated Shares will be issued in the board lot size of 2,500 Consolidated Shares.

APPLICATION FOR LISTING

The Company has applied to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Consolidated Shares.

As at the Latest Practicable Date, no part of the share capital of the Company is listed or dealt in on any stock exchange other than the Stock Exchange and no application is being made or is currently proposed or sought for the Shares to be listed or dealt in on any other stock exchange.

Subject to granting of the listing of, and permission to deal in, the Consolidated Shares on the Stock Exchange, the Consolidated Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date for dealings in the Consolidated Shares on the Stock Exchange or such other date as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

GENERAL

The Consolidated Shares that will be in issue upon the Share Consolidation becoming effective will rank pari passu in all respects with each other, having the rights attached thereto as set out in the Memorandum of Association and Bye laws of the Company.

The English text of this circular shall prevail over the Chinese text.

SPECIAL GENERAL MEETING

A notice convening the SGM to be held at 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong on Thursday, 13th November, 2003 at 11:00 a.m. at which an ordinary resolution shall be proposed to the Shareholders to approve the Share Consolidation is set out on page 9 of this circular.

A form of proxy for use at the SGM is enclosed. If you are unable to attend the SGM in person, you are requested to complete and return the form of proxy to the Company's Hong Kong branch share registrar, Secretaries Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the SGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the SGM or any adjourned meeting should you so wish.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

RECOMMENDATION

The Board believe that the resolution proposed in this circular is in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends that the Shareholders vote in favour of the resolution set out in the notice of the SGM.

By Order of the Board
Starlight International Holdings Limited
Lau Sak Hong, Philip
Chairman

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE is hereby given that a special general meeting of Starlight International Holdings Limited will be held at 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong on Thursday, 13th November, 2003 at 11:00 a.m. for the purpose of considering and, if thought fit, passing the following ordinary resolution:

ORDINARY RESOLUTION

1. "**THAT**, conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited approving the listing of, and granting permission to deal in, shares of HK$0.40 each in the issued share capital of the Company upon the Share Consolidation (as defined below) becoming effective, with effect from 9:30 a.m. on the next business day (not being a Saturday) following the date on which this resolution is passed (the "Effective Date"), every four (4) issued and unissued shares of HK$0.10 par value each in the ordinary share capital of the Company on the Effective Date be consolidated into one (1) share of HK$0.40 par value each in the share capital of the Company (the "Share Consolidation") and the directors of the Company be and are hereby authorised generally to do all such acts, deeds and things as they shall, in their absolute discretion, deem appropriate to effect and implement the Share Consolidation."

By Order of the Board
Starlight International Holdings Limited
Lau Sak Hong, Philip
Chairman

Hong Kong, 28th October, 2003

Notes:

1. Any member entitled to attend and vote may appoint one or more proxies to attend the meeting instead of him and to vote. A proxy need not be a member of the Company.

2. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof shall be deposited at the Company's Hong Kong branch share registrar, Secretaries Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting (or adjourned meeting, as the case may be).

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之全部Starlight International Holdings Limited升岡國際有限公司股份**售出或轉讓**，應立即將本通函送交予買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

升岡國際有限公司

（於百慕達註冊成立之有限公司）

股份合併
及
更改買賣單位

Starlight International Holdings Limited升岡國際有限公司（「本公司」）謹訂於二零零三年十一月十三日（星期四）上午十一時正假座香港香港仔大道二百三十二號城都工業大廈五樓舉行股東特別大會（「股東特別大會」），大會通告載於本通函第9頁。　閣下不論能否出席該大會，務請盡快將隨附之代表委任表格按其上印列之指示填妥及交回，惟無論如何最遲須於股東特別大會或其任何續會舉行時間四十八小時前送達本公司之香港股份過戶登記分處秘書商業服務有限公司之地址，香港灣仔告士打道56號東亞銀行港灣中心地下。填妥及交回代表委任表格後，　閣下屆時仍可親身出席股東特別大會及投票。

二零零三年十月二十八日

目　錄

預期時間表

二零零三年

遞交股東特別大會適用代表委任表格之最後期限	十一月十一日(星期二)上午十一時正
股東特別大會	十一月十三日(星期四)上午十一時正
股份合併之生效日期	十一月十四日(星期五)上午九時三十分
以10,000股股份為買賣單位之股份現有交易板面停用	十一月十四日(星期五)上午九時三十分
以2,500股合併股份為買賣單位(以現有股票形式)之合併股份臨時交易板面啟用	十一月十四日(星期五)上午九時三十分
以現有股票免費換領合併股份新股票之開始日期	十一月十四日(星期五)
以2,500股合併股份為買賣單位(以新股票形式)之合併股份現有交易板面重開	十一月二十八日(星期五)上午九時三十分
合併股份進行並行交易(以新股票及現有股票形式)之開始時間	十一月二十八日(星期五)上午九時三十分
提供碎股對盤服務之開始日期	十一月二十八日(星期五)
以2,500股合併股份為買賣單位(以現有股票形式)之合併股份臨時交易板面停用	十二月十九日(星期五)下午四時正
提供碎股對盤服務之最後日期	十二月十九日(星期五)
合併股份進行並行交易(以新股票及現有股票形式)之終止時間	十二月十九日(星期五)下午四時正
以現有股票免費換領合併股份新股票之最後日期	十二月三十日(星期二)

在本通函（不包括股東特別大會通告）內，除文義另有所指外，下列詞彙具有下列涵義：

「董事局」	指	本公司董事局
「中央結算系統」	指	香港結算設立及管理之中央結算及交收系統
「本公司」	指	Starlight International Holdings Limited升岡國際有限公司，一家在百慕達註冊成立之有限公司，其股份在聯交所上市
「合併股份」	指	於股份合併生效後本公司股本中每股面值0.40港元之新股份
「董事」	指	本公司董事
「港元」	指	港元，香港法定貨幣
「香港結算」	指	香港中央結算有限公司
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零三年十月二十四日，為本通函付印前為確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「購股權持有人」	指	購股權之持有人
「股東特別大會」	指	本公司就考慮股份合併而召開之股東特別大會
「股份」	指	本公司股本中每股面值0.10港元之普通股
「股東」	指	本公司之股東
「股份合併」	指	股份合併建議，即每4股股份合併為1股合併股份
「購股權」	指	根據購股權計劃授予之購股權

「購股權計劃」	指	本公司於一九九七年四月七日採納之購股權計劃(已於二零零一年四月六日到期)及本公司於二零零二年九月十二日採納之新購股權計劃
「聯交所」	指	香港聯合交易所有限公司

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED
升岡國際有限公司
(於百慕達註冊成立之有限公司)

董事：
劉錫康(主席)
劉錫淇
劉錫澳
韓相田*
何厚鏘*

* 獨立非執行董事

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

總辦事處及主要營業地址：
香港
香港仔大道二百三十二號
城都工業大廈
五樓

敬啟者：

股份合併
及
更改買賣單位

緒言

董事局於二零零三年十月八日宣佈，董事局擬於股東特別大會上提呈股份合併建議，以徵求股東批准。

本通函旨在向 閣下提供(a)有關股份合併之其他資料；以及(b)股東特別大會通告，會上將予提呈所需之決議案，以供 閣下考慮及酌情批准股份合併。

股份合併

董事局建議合併本公司之已發行及未發行普通股本，方式為將本公司已發行及未發行普通股本中每股面值0.10港元之股份每四股合併為一股每股面值0.40港元之合併股份。

股份合併之影響

於最後實際可行日期，本公司之現有法定普通股本為500,000,000.00港元，分為5,000,000,000股股份，其中3,028,879,930股為已發行及入賬列作繳足股款股份。待股份合併生效後，並假設於股東特別大會舉行日期前並無其他股份已獲發行，法定股本將為500,000,000.00港元，分為1,250,000,000股合併股份，其中757,219,982股將為已發行及入賬列作繳足股款之合併股份。零碎之合併股份將不會發行予股東，並將予彙集及出售，所得利益歸本公司所有。

股份合併之條件

股份合併須待下列各項條件達成後方為作實：

(1) 股東於股東特別大會上通過普通決議案批准股份合併；及

(2) 聯交所上市委員會批准因合併已發行股份而產生之合併股份及就行使購股權或任何根據購股權計劃將予授出之購股權而可予發行之任何合併股份（最多佔本公司於二零零二年九月十二日獲批准採納新購股權計劃當日之已發行股本10%）上市及買賣。

假設上述各項條件已獲達成，預期股份合併將於二零零三年十一月十四日（即為緊隨股東特別大會舉行日期後之營業日而有關決議案已於會上獲得通過）生效。

進行股份合併之理由

董事局認為，整體而言，股份合併將對本公司及股東有利，因此舉有助減低買賣本公司股份所需之交易成本，同時又可提高本公司之每股市值。

除所需費用外，建議之股份合併不會影響本公司之財務狀況。

更改每手買賣單位及買賣安排

待股份合併生效後，預期合併股份可於二零零三年十一月十四日開始買賣。

待股份合併生效後，本公司股份買賣單位之數目將由10,000股股份改為2,500股合併股份。預期股份合併將於二零零三年十一月十四日生效。

為紓緩買賣零碎合併股份所面對之困難，本公司將委任興旺證券有限公司負責為有意購入零碎合併股份以補足一手完整買賣單位，或擬出售本身所持零碎合併股份之股東提供對盤服務。興旺證券有限公司將由二零零三年十一月二十八日至二零零三年十二月十九日（首尾兩日包括在內）之期間內提供服務。零碎合併股份之持有人如欲使用此項服務，請於上述期間內自行或透過經紀聯絡該公司之黃若蘭小姐（地址為香港金鐘道95號統一中心19樓A及B室，電話號碼為25298881）。

敬希股東垂注，買賣零碎合併股份並不保證必能成功對盤。

買賣安排

自二零零三年十一月十四日（星期五）上午九時三十分起，以買賣單位10,000股股份進行買賣之現有交易板面將暫時停用。供以買賣單位2,500股合併股份進行買賣之臨時交易板面將予設立。每四股股份將被視作相當於一股合併股份。粉紅色之現有股票僅可在該臨時交易板面買賣。

自二零零三年十一月二十八日（星期五）上午九時三十分起，買賣股份之現有交易板面將重新啟用，以供合併股份以買賣單位2,500股合併股份進行買賣。紫色之合併股份新股票僅可在該交易板面買賣。

由二零零三年十一月二十八日（星期五）至二零零三年十二月十九日（星期五）（首尾兩日包括在內），在上述兩個交易板面將實行並行買賣。

以買賣單位2,500股合併股份買賣合併股份（以現有股票形式）之臨時交易板面將於二零零三年十二月十九日（星期五）下午四時正收市後停用。其後，僅會以新股票形式並以買賣單位2,500股合併股份進行合併股份買賣，而股份之現有股票再不能推出銷售，亦不被接納作買賣用途。然而，該等股票仍為有效之所有權文件。

閣下如對上述安排有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、專業會計師或其他專業顧問。

對購股權之調整

於最後實際可行日期，共48,624,528股股份須於所有購股權全面行使時發行。購股權之行使價及／或購股權涉及之股份數目將根據各有關購股權計劃之規則予以調整。倘

任何購股權於股份合併生效日期成為或繼續可予行使，本公司將於股份合併生效後，隨即要求本公司核數師就根據各有關購股權計劃之規則及上市規則第17.03(13)條規定作出之調整發出證書。任何調整必須以購股權承授人應得之本公司已發行股本比例在調整前與調整後不變為基準。

免費換領合併股份股票

倘股份合併生效，股東可由二零零三年十一月十四日至二零零三年十二月三十日之辦公時間內，將其名下股份之現有股票送呈本公司之香港股份過戶登記分處秘書商業服務有限公司（地址為香港灣仔告士打道56號東亞銀行港灣中心地下），以便免費換領合併股份之新股票。此後凡以股份股票辦理換領手續，必須按每份就合併股份發出之新股票繳交2.50港元（或不時釐定之較高金額），方獲受理。

為區別現有股票及新股票，合併股份之股票將為紫色，有別於股份之現有股票之粉紅色。

預期合併股份之新股票將於提交股份之現有股票至本公司香港股份過戶登記分處上文之地址之日後第十個營業日或之後，可供領取。除非另有指示，合併股份之新股票將以買賣單位2,500股合併股份簽發。

上市申請

本公司已向聯交所上市委員會申請批准合併股份上市及買賣。

截至最後實際可行日期，除聯交所外，本公司股本任何部分概無於任何證券交易所上市或買賣，亦無現正或擬作出或尋求申請股份於任何其他證券交易所上市或買賣。

待批准合併股份在聯交所上市及買賣後，合併股份將獲香港結算接納為合資格證券，自合併股份在聯交所開始買賣之日或香港結算決定之其他日期起，在中央結算系統寄存、結算及交收。聯交所參與者之間於任何一個交易日之交易，須於其後第二個交易日在中央結算系統交收。中央結算系統之所有活動須受不時生效之中央結算系統一般規則及中央結算系統運作程序規則規管。

一般事項

待股份合併生效之後將予發行之合併股份，將各自在所方面享有同等地位，並具有本公司組織章程大綱及公司細則所載該等股份附帶之權利。

本通函備有中、英文兩個版本，惟以英文本為準。

股東特別大會

本公司訂於二零零三年十一月十三日(星期四)上午十一時正假座香港香港仔大道二百三十二號城都工業大廈五樓舉行股東特別大會，會上將向股東提呈一項普通決議案，以批准股份合併。大會通告載於本通函第9頁。

隨函附奉股東特別大會適用之代表委任表格。 閣下如未能親身出席股東特別大會，應填妥代表委任表格並盡早將之交回本公司香港股份過戶登記分處秘書商業服務有限公司之地址，香港灣仔告士打道56號東亞銀行港灣中心地下，惟無論如何最遲須於股東特別大會或其任何續會指定舉行時間前四十八小時交回。填妥並交回代表委任表格後， 閣下仍可親身出席股東特別大會或其任何續會並於會上投票。

責任聲明

本通函載有遵照上市規則而發放之資料，旨在提供有關本公司之資訊。董事對本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等深知及相信，本通函並無遺漏任何其他事實，致使其內容有所誤導。

推薦意見

董事局相信，於本通函提出之決議案符合本公司及股東整體之最佳利益，因此，董事局建議股東投票贊成股東特別大會通告所載之決議案。

此致

列位股東　台照

承董事局命
升岡國際有限公司
主席
劉錫康

香港，二零零三年十月二十八日

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED
升岡國際有限公司
(於百慕達註冊成立之有限公司)

茲通告Starlight International Holdings Limited升岡國際有限公司謹訂於二零零三年十一月十三日(星期四)上午十一時正假座香港香港仔大道二百三十二號城都工業大廈五樓舉行股東特別大會,藉以考慮並酌情通過下列普通決議案:

普通決議案

一. **動議**「待香港聯合交易所有限公司上市委員會批准本公司已發行股本中每股面值0.40港元之股份在股份合併(定義見下文)生效後上市及買賣,自本決議案通過日期後下一個營業日(並非為星期六)(「生效日期」)上午九時三十分起,本公司於生效日期之普通股本中每四(4)股每股面值0.10港元之已發行及未發行股份將合併為本公司股本中每股面值0.40港元之一(1)股股份(「股份合併」);並謹此全面授權本公司董事全權酌情作出及訂立彼等認為就實行股份合併而言屬恰當的一切行動、契據及事宜。」

承董事局命
升岡國際有限公司
主席
劉錫康

香港,二零零三年十月二十八日

附註:

1. 凡有權出席大會及於會上投票之股東,均可委派一位或多位代表出席及代其投票。受委代表毋須為本公司之股東。

2. 代表委任表格連同簽署人之授權書或其他授權文件(如有)或經公證人簽署證明之該等文件之副本,無論如何最遲須於大會或任何續會(視情況而言)舉行時間四十八小時前盡快送達本公司之香港股份過戶登記分處秘書商業服務有限公司之地址,香港灣仔告士打道56號東亞銀行港灣中心地下。

FORM I

03 NOV 17 AM 7:21

Monthly Return on Movement of Listed Equity Securities
For the month ended 31st October, 2003

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Starlight International Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah Tel No.: 2827 1778
(Name of Responsible Official)

Date: 7th November, 2003

(A) **Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

1.	Ordinary shares	:	√	2.	Preference shares:
3.	Other classes of shares	:			please specify: ______
4.	Warrants	:			please specify: ______

(B) **Movement in Authorised Share Capital**:

	No. of Ordinary shares/Preference shares/other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	5,000,000,000	$0.10	$500,000,000
Increase/(Decrease) (SGM approval date):	Nil	Nil	Nil
Balance at close of the month:	5,000,000,000	$0.10	$500,000,000

(C) **Movement in Issued Share Capital**:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	3,028,879,930	Nil	Nil
Increase/(Decrease) during the month	0	Nil	Nil
Balance at close of the month:	3,028,879,930	Nil	Nil

(D) Details of Movement:
* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee share option scheme <u>adopted on 7th April, 1997</u> Exercise price: HK$0.10	21,822,528	Nil	Nil	Nil	21,822,528	
2. Employee share option scheme <u>adopted on 12th September, 2002</u> Exercise price: HK$ 0.10 Exercise price: HK$ 0.215	26,802,000	Nil 60,576,000	Nil Nil	Nil Nil	26,802,000 60,576,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ________ Subscription price HK$ ____ 2. ________ Subscription price HK$ ____						

CONVERTIBLES* Class	Units	Converted (Units)	Units
Convertibles Notes Convertible price: HK$ ________	N/A	N/A	N/A

OTHER ISSUES OF SHARES*		
Rights Issue	Price:	Issue and allotment Date:
Placing	Price:	Issue and allotment Date:
Bonus Issue		Issue and allotment Date:
Scrip Dividend		Issue and allotment Date:
Repurchase of share		Cancellation Date:
Redemption of share		Redemption Date:
Consideration issue	Price:	Issue and allotment Date:
Others (Please specify)	Price:	Issue and allotment Date:

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:	0

Remarks:

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

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